Exhibit 99.1

BROOKFIELD INFRASTRUCTURE RECEIVES APPROVAL OF NEW ZEALAND OVERSEAS INVESTMENTS OFFICE FOR MERGER WITH PRIME INFRASTRUCTURE

November 16, 2010 (Eastern Standard Time) – Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN) (“Brookfield Infrastructure”) is pleased to announce that it has received approval of the New Zealand Overseas Investments Office (OIO) in respect of the previously announced merger of Brookfield Infrastructure with Prime Infrastructure (ASX: PIH).

Prior to receiving the OIO approval, a hearing of the Supreme Court of New South Wales in connection with the transaction was convened and then adjourned, pending a notice of consent from the New Zealand regulator.  Based on this hearing, Brookfield Infrastructure believes that, following receipt of OIO approval, the Supreme Court may approve the Scheme without the need for another public hearing.

A further update will be provided following the results of the adjourned hearing, which is expected to occur on or about November 17 in Sydney, Australia.

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Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “believe”, “may”,  derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements about the proceedings in the Supreme Court of New South Wales. Although Brookfield Infrastructure believes that the anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: the possible exercise of termination rights under the definitive agreement with Prime, the availability of the Court for the second hearing, and the ability to complete acquisitions, other risks and factors detailed from time to time in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F and other risks and factors that are described therein, and we caution that the foregoing factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Infrastructure disclaims any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

For more information, please contact:

Brookfield Infrastructure Partners
Investor Relations
Michael Botha SVP, Finance Tel: 416.359.7871 Email: mbotha@brookfield.com

Media Relations
Andrew Willis
SVP, Communications and Media
Tel: 416.369.8236
Email: Andrew.willis@brookfield.com